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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-9/A

              SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
           SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                          SUNSHINE-JR. STORES, INC.
                          (Name of Subject Company)

                          SUNSHINE-JR. STORES, INC.
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.10 PER SHARE
                        (Title of Class of Securities)

                                  867830101
                    (CUSIP Number of Class of Securities)

                               Michael G. Ware
                           Chief Financial Officer
                          Sunshine-Jr. Stores, Inc.
                             109 West 5th Street
                                P.O. Box 2498
                          Panama City, Florida 32401
                                (904) 769-1661

           (Name, address and telephone number of person authorized
            to receive notices and communications on behalf of the
                         person(s) filing statement)

                                   Copy to:

                           T. Malcolm Graham, Esq.
               Kirschner, Main, Petrie, Graham, Tanner & Demont
                      One Independent Drive, Suite 2000
                         Jacksonville, Florida 32202
                                (904) 354-4141


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ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     The last paragraph of Item 4 of this Statement is hereby amended in its entirety to read as follows:

     A copy of the written opinion of NationsBanc, as amended, is included as Annex A hereto. The written opinion sets forth the information reviewed and the assumptions and qualifications made by NationsBanc in connection with its opinion, as given orally and in writing. An affiliate of NationsBanc serves as trustee under the trust indenture related to the Company's secured notes issued to certain of its bankruptcy creditors. Shareholders are urged to read the NationsBanc opinion in its entirety.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Item 5 of this Statement is hereby amended in its entirety to read as follows:

     Pursuant to letter agreements dated July 8, 1994 and July 7, 1994 (collectively, the "Engagement Letters"), the Company retained Hanover Associates Inc. ("Hanover") and NationsBanc (collectively, the "Financial Advisors") to render financial advisory services to the Company. For its services pursuant to its Engagement Letter, the Company paid NationsBanc an initial fee of $25,000 and $150,000 upon rendering of the fairness opinion. In the Engagement Letter with Hanover the Company also agreed that, upon the consummation of an acquisition of at least 50% of the Shares, a merger or consolidation of the Company with another person or the acquisition by another person of substantially all of the assets of the Company (any such transaction, a "Combination Transaction"), the Company would pay Hanover an amount equal to 1.357% of the aggregate amount of (i) consideration received by the Company and/or its shareholders, plus (ii) the amount of any debt assumed in connection with the Combination Transaction, less (iii) the amount of the Company's cash and marketable securities on the closing date, less (iv) the $100,000 aggregate initial fees, less (v) the fees paid to NationsBanc. The Company has also agreed to reimburse the Financial Advisors for the reasonable fees and disbursements of the Financial Advisors' counsel and all of the Financial Advisors' reasonable travel and other out-of-pocket expenses incurred in connection with any actual or proposed transaction or otherwise arising out of the Financial Advisors' engagement. The Company has also agreed to indemnify the Financial Advisors against certain expenses and liabilities incurred in connection with their engagement.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SUNSHINE-JR. STORES, INC.

                                          By:        /s/  MICHAEL G. WARE
                                              --------------------------------
                                            Name: Michael G. Ware
                                            Title: Senior Vice President and
                                                   Chief Financial Officer


Dated: July 20, 1995

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                                                                         ANNEX A

        Annex A to this Statement is hereby amended by adding the following thereto:

July 19, 1995

The Board of Directors
Sunshine-Jr. Stores, Inc.
109 West Fifth Street
Panama City, Florida 82402

Ladies and Gentlemen:

We have previously delivered to you a letter, dated June 15, 1995 (the "Fairness Opinion"), regarding our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of the shares of common stock, $.10 par value per share (the "Common Stock"), of Sunshine-Jr. Stores, Inc., a Florida corporation (the "Company"), of the consideration to be paid in connection with the transaction in which E-Z Serve Corporation, a Delaware corporation, through its wholly-owned subsidiary, EZS Acquisition Corporation, a Delaware corporation, proposes to acquire 100% of the outstanding shares of the Common Stock for consideration of $12.00 per share in cash (the "Transaction").

Pursuant to your request, we are hereby amending the penultimate paragraph of the Fairness Opinion to (a) delete the words "the Board of Directors of the Company in considering the terms of the transaction, (ii)" and (b) change "(iii)" to "(ii)." In all other respects, the Fairness Opinion remains unchanged.

With your express permission and understanding, we have not updated the analysis and investigation relating to the Fairness Opinion. The Fairness Opinion speaks as of June 15, 1995 and should not be read to take into account changes in the facts underlying our opinion that may have occurred subsequent to that date.

Very truly yours,

NationsBanc Capital Markets, Inc.



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